EXHIBIT 99.8

Gammon Lake Resources Inc.
Interim Consolidated Financial Statements
(Unaudited)
April 30, 2003 and 2002

Contents

Page

Interim Consolidated Statements of Loss and Deficit	1

Interim Consolidated Balance Sheets	2

Interim Consolidated Statements of Cash Flows	3

Notes to the Interim Consolidated Financial Statements	4-17

Gammon Lake Resources Inc. Interim Consolidated Statements of Loss and Deficit
(Unaudited) Periods Ended April 30	Three Months 2003	Three Months 2002	Nine Months 2003	Nine Months 2002

Interest income	$ 25,312	$ 81	$ 89,842	$ 19,537
Management Fees (Note 7(d))	90,000	30,000	270,000	30,000

	115,312	30,081	359,842	49,537

Expenses
Amortization	6,059	1,047	8,378	3,141
Foreign exchange gain	(943,043)	(143,000)	(2,815,052)	(143,000)
General and administrative	255,149	190,847	794,443	402,475
Management fees	38,392	9,000	38,392	27,000
Professional fees	998,809	230,905	1,785,567	740,377
Wages and benefits	52,989	17,914	148,793	57,262

	408,355	306,713	(39,479)	1,087,255

Net (loss) earnings	$ (293,043)	$ (276,632)	$ 399,321	$(1,037,718)

(Loss) earnings per share (Note 11)
Basic	$ (0.008)	$ (0.009)	$ 0.012	$ (0.040)

Diluted	$ (0.008)	$ (0.009)	$ 0.011	$ (0.040)

Deficit, beginning of period	$(5,409,330)	$(4,655,119)	$(6,101,694)	$(3,894,033)
Net (loss) earnings	(293,043)	(276,632)	399,321	(1,037,718)

Deficit, end of period	$(5,702,373)	$(4,931,751)	$(5,702,373)	$(4,931,751)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Balance Sheets (Unaudited)	April 30, 2003	July 31, 2002

Assets
Current
Cash and cash equivalents	$ 3,433,114	$ 6,398,305
Receivables
Commodity taxes	556,871	190,489
Other	79,646	149,127
Prepaids	4,000	4,000

	4,073,631	6,741,921

Investment in affiliated company (Note 3)	500,000	--
Note receivable from affiliated company (Note 4)	809,045	--
Capital assets (Note 5)	32,810	25,919
Mineral properties and related deferred
costs (Notes 6 and 7)	52,804,036	48,785,981

	$ 58,219,522	$ 55,553,821

Liabilities
Current
Payables and accruals	$ 904,059	$ 168,788
Long term debt (Note 8)	10,034,500	11,028,111
Future income taxes (Note 9)	10,050,000	11,417,000

	20,988,559	22,613,899

Shareholders' Equity
Capital stock (Note 10)	42,663,086	39,041,616
Contributed surplus (Note 10)	270,250	--
Deficit	(5,702,373)	(6,101,694)

	37,230,963	32,939,922

	$ 58,219,522	$ 55,553,821

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 7)
Subsequent events (Note 15)

On behalf of the Board

(Sgd.) "Fred George" Director	(Sgd.) "Bradley Langille" Director

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Statements of Cash Flows
Unaudited Periods Ended April 30	Three Months 2003	Three Months 2002	Nine Months 2003	Nine Months 2002

Increase (decrease) in cash and cash equivalents

Operating
Net (loss) earnings	$ (293,043)	$ (276,632)	$ 399,321	$(1,037,718)
Amortization	6,059	1,047	8,378	3,141
Foreign exchange gain	(943,043)	(143,000)	(2,815,052)	(143,000)
Stock option expense	877,000	--	1,147,250	--

	(353,027)	(418,585)	(1,260,103)	(1,177,577)
Change in non-cash operating
working capital (Note 12)	(73,332)	(42,309)	438,370	(56,025)

Cash flow from operations	(426,359)	(460,894)	(821,733)	(1,233,602)

Financing
Net proceeds from issuance of
capital stock	930,955	1,031,525	2,744,470	2,063,138

Investing
Acquisition of investment	--		(500,000)
Acquisition of capital assets (Note 4 and 5)	(817,700)	--	(824,315)	(1,262)
Expenditures on mineral properties
and related deferred costs	(1,817,540)	(188,875)	(3,563,613)	(818,977)

	(2,635,240)	(188,875)	(4,887,928)	(820,239)

(Decrease) increase in cash and
cash equivalents	(2,130,644)	381,756	(2,965,191)	9,297

Cash and cash equivalents
Beginning of period	5,563,758	97,456	6,398,305	469,915

End of period (Note 12)	$ 3,433,114	$ 479,212	$ 3,433,114	$ 479,212

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

1.	Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.	Summary of significant accounting policies

Basis of presentation
The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.‘s financial position as at April 30, 2003 as well as its results of operations and cash flows for the three month and nine month periods ended April 30, 2003 and 2002.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the Company’s most recent annual consolidated financial statements.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as disclosed herein.

These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company’s share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

2.	Summary of significant accounting policies (continued)

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs
Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Long term investments
The Company accounts for its investment in a company over which it has significant influence using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation and change in accounting policy
Effective August 1, 2002, the Company adopted the recommendations of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise’s financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has chosen the latter alternative and the required pro forma information is presented in Note 10.

This policy has been adopted prospectively without retroactive application to financial statements of prior periods.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

2.	Summary of significant accounting policies (continued)

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

(Loss) earnings per common share
(Loss) earnings per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at April 30, 2003, no provision has been provided in the interim consolidated financial statements.

3.	Investment in affiliated company

The Company’s long-term investment, carried at equity, consists of 5,000,000 shares, representing a 50% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). Mexgold is a private junior natural resource issuer which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the “Guadulupe Gold-Silver Project”. Mexgold has entered into a letter of intent to merge with Seven Clans Resources Inc., a public junior natural resource company listed on the TSX Venture Exchange (TSXV: SCR). Upon completion of this merger, which is subject to shareholder and regulatory approval, it is expected that the company will own 27.4% of the issued and outstanding shares of Mexgold Resources Inc. on a non-diluted basis.

4.	Note receivable from affiliated company

The note is receivable from Compania Minera Tecnica, S.A. de C.V., a company controlled by a Director, who is a nominee appointed by the Gammon Lake board to represent its interests. The note is non interest bearing with no fixed terms of repayment.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

5.	Capital assets

	April 30, 2003			July 31, 2002

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$15,052	$ 5,556	$ 9,496	$ 6,752	$ 4,616	$ 2,136
Exploration equipment	42,820	23,991	18,829	39,283	16,425	22,858
Furniture and equipment	6,943	2,458	4,485	2,957	2,032	925

	$64,815	$32,005	$32,810	$48,992	$23,073	$25,919

Included in the April 30, 2003 quarter were capital acquisitions in the amount of $809,045 for the acquisition of mining equipment, which were then sold to a company controlled by a director (note 4).

6.	Mineral properties and related deferred costs

For the nine month period ended April 30, 2003

	Balance July 31, 2001	Expenditures during the period	Balance April 30, 2002

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ --	$ 1,063,448
Ocampo	47,722,533	4,018,055	51,749,588

	$48,785,981	$ 4,018,055	$52,804,036

Included in current period expenditures are future income taxes of $454,442

For the year ended July 31, 2002

	Balance July 31, 2001	Expenditures during the period	Balance April 30, 2002

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ --	$ 1,063,448
Ocampo	32,072,373	15,650,160	47,722,533

	$33,135,821	$15,650,160	$48,785,981

During fiscal 2002, $2,600,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration and $,111 of expenditures related to the Ocampo property were incurred for long term debt consideration. Included in current year expenditures are future income taxes of $865,000.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

7.	Commitments and contingencies

Option and joint venture agreements

a)	Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”)/Compania Minera Brenda, S.A de C.V. (“Brenda”)

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfill the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

The company has fulfilled all drilling and exploration expenditures required under the contract to acquire the remaining 40% interest. Fuerte Mayo has given the Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. (“Minera Brenda”). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

b)	Minerales de Soyopa, S.A. de C.V. (“Soyopa”)

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 8.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

7.	Commitments and contingencies (continued)

c)	Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

d)	Bolnisi Gold NL (“Bolnisi”)

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property.

A summary of the significant terms and conditions of the agreement are as follows:

i.)	Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.

ii.)	Bolnisi will complete the feasibility study commenced by the Company.

iii.)	At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv.)	Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production at a rate of not less that 1.25 million tonnes per annum. Bolnisi is responsible for all costs associated with putting the project into production.

v.)	If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi.)	Bolnisi was granted a right of first refusal to develop the Company’s remaining properties.

A summary of the future commitments based on the above noted option and joint venture agreements at April 30, 2003 are set out in the following table:

Agreement	Consideration	Terms

Minera Fuerte Mayo, S.A. de C.V	US $211,526	Upon sale of the related property

Compania Minera Global, S.A. de C.V	US $1,000,000	Upon sale of the related property

Compania Minera, Brenda, S.A. de C.V	US $2,000,000	8% of net profits attributable to
related mining claims or upon sale
of the related property

Compania Minera, Brenda, S.A. de C.V	US $250,000	Upon a minimum proven reserve amount

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

8. Long term debt	April 30 2003	July 31 2002

Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date	$10,034,500	$11,028,111

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;Gammon Lake Resources Inc.

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

9.	Incometaxes

The following table reconciles the expected income tax payable (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the periods ended April 30, 2003 and 2002.

	Three Months 2003	Three Months 2002	Nine Months 2003	Nine Months 2002

Net (loss) earnings	$(293,043)	$(276,632)	$ 399,321	$(1,037,718)
Income tax rate	42.12%	42%	42.12%	42%

Expected income tax
recovery	(123,000)	(116,185)	168,000	(435,841)
Statutory rate change			43,000
Tax effect of foreign exchange
(gains) losses that are not taxable
for income tax purposes	(397,000)		(1,186,000)
Valuation allowance	520,000	116,185	975,000	435,841

Provision for income taxes	$ --	$ --	$ --	$ --

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

9.	Income taxes (continued)

The following table reflects future income tax liabilities at April 30, 2003 and July 31, 2002.

Accounting value of mineral properties and related
deferred costs in excess of tax value	$ 11,697,000	$ 12,756,000
Deductible share issue costs	(442,000)	(442,000)
Non-capital losses carried forward	(3,637,000)	(3,024,000)

	7,618,000	9,290,000
Valuation allowance	2,432,000	2,127,000

Future income tax liabilities recognized	$ 10,050,000	$ 11,417,000

At July 31, 2002, the Company’s fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company has non-capital losses of approximately $8,104,393 which are due to expire as follows, unless applied against future taxable income. The benefits of the Canadian losses have not been recognized in these consolidated financial statements.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ --	$ 7,357
July 31, 2004	311,475	--	311,475
July 31, 2005	197,741	--	197,741
July 31, 2006	367,364	--	367,364
July 31, 2007	887,312	--	887,312
July 31, 2008	1,349,367	--	1,349,367
July 31, 2009	798,312	--	798,312
July 31, 2010	--	1,964,747	1,964,747
July 31, 2012	--	2,220,718	2,220,718

	$3,918,928	$4,185,465	$8,104,393

10.	Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

10.	Capital stock (continued)

Issued and outstanding:

	Number of Common Shares	Ascribed Value
Balance - July 31, 2001	20,680,066	$ 27,525,823
Issued during the year ended July 31, 2002:
Issued during the year ended July 31, 2002:
Pursuant to joint venture agreement
Minerals de Soyopa, S.A. de C.V. (Ocampo property)	5,000,000	2,600,000	(1)
For cash pursuant to private placements	7,525,000	7,737,000
For cash upon exercise of share purchase options	1,155,000	760,000
For cash upon exercise of special warrants	519,250	233,662
For cash upon exercise of share purchase warrants	1,410,700	951,956
For cash upon exercise of compensation warrants	163,750	99,888
Less: share issue costs	--	(866,713)

Balance - July 31, 2002	36,453,766	$ 39,041,616

Issued during the nine month period ended April 30, 2003:
For cash upon exercise of share purchase options	755,500	825,800
For cash upon exercise of share purchase warrants	1,511,450	1,508,082
For cash upon exercise of compensation warrants	293,750	410,588
Pursuant to agreement for professional services
and exercise of share purchase options	900,000	877,000	(2)

Balance - April 30, 2003	39,914,466	$ 42,663,086

(1)

Pursuant to an agreement with Soyopa, the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

(2)

Pursuant to professional services agreements, the Company issued 500,000 shares at a price of $1.01 per share, and 400,000 shares at a price of $0.93 per share, representing the approximate trading value at the time the agreement was entered into.

Escrow shares
As at April 30, 2003, 1,123,976 (July 31, 2002 – 3,966,926) common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

10.	Capital stock (continued)

Share purchase warrants
A summary of the 2,849,600 outstanding warrants to purchase common shares as at April 30, 2003 is as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price

738,000	October 9, 2003	$0.65
2,111,600	November 30, 2003	$1.50

During the nine month period ended April 30, 2003, 100,000 share purchase warrants expired.

Compensation warrants
With respect to a private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker’s options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitled the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. By April 30, 2003, all of these compensation warrants had been exercised.

With respect to a private placement of May 31, 2002, the Company granted 260,000 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit for $1.50 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each purchase warrant entitles the underwriter to acquire one common share of the Company at $1.50 per share. By April 30, 2003 all of these compensation warrants and common share purchase warrants had been exercised.

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 9,125,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

10.	Capital stock (continued)

An aggregate of 8,953,300 options have been granted pursuant to the Company’s stock option plan of which 4,382,300 have been exercised or have expired. Set forth below is a summary of the outstanding options to purchase common shares as at April 30, 2003.

Holder	Number of Shares Under Option	Expiration Date	Exercise Price

Director	40,000	January 31, 2005	$2.40
Directors	490,000	April 25, 2006	$1.50
Consultants and employees	38,000	April 25, 2006	$1.50
Directors	360,000	September 26, 2006	$0.50
Consultants	60,000	September 26, 2006	$0.50
Directors	400,000	January 18, 2007	$0.70
Consultants	100,000	March 1, 2007	$0.90
Officers	150,000	February 7, 2007	$0.75
Consultants	75,000	February 7, 2007	$0.75
Directors	700,000	March 15, 2007	$0.80
Consultants	648,000	March 15, 2007	$0.80
Consultants	35,000	April 24, 2007	$1.30
Consultant	300,000	May 21, 2007	$1.60
Consultant	25,000	June 25, 2003	$2.00
Directors	1,150,000	October 9, 2007	$1.01

Fixed Options	Nine Month Period Ended April 30, 2003			Year Ended July 31, 2002

	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price

Outstanding, beginning of period	4,576,500	$ 0.98		1,111,500	$1.64
Granted	1,650,000	$ 1.01		4,720,000	$1.80
Expired	--	$ --		(100,000)	$2.00
Exercised	(1,655,500)	$(1.0	4)	(1,155,000)	$0.66

Outstanding, end of period	4,571,000	$ 0.97		4,576,500	$0.98
Options exercisable, end of period	4,571,000	$ 0.97		2,371,500	$1.04

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 1,150,000 options granted under the Plan since July 31, 2002 been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation the Company’s pro forma net earnings and earnings per share for the nine month period ended April 30, 2003 would have been as follows:

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

10.	Capital stock (continued)

	Net Earnings	Earnings Per Share
As reported	$ 399,321	$ 0.012
Pro forma
2 years	$(222,254)	$(0.00	6)
5 years	$(485,949)	$(0.01	4)

Due to uncertainty of the expected life of the options granted during the nine month period ended April 30, 2003, the Company has provided a range for expected option life based on management’s best estimate. For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

	2 Year	5 Year
Dividend yield	0%	0%
Expected volatility	100%	100%
Risk free interest rate	3.33%	4.2%
Expected life	2 years	5 years

During the nine month period ended April 30, 2003, 500,000 options were granted to a consultant which has been based on the fair value of the options on the date granted. For the purposes of this calculation, the fair value of options was estimated using an expected life of two years. As a result, $270,250 was recorded as professional fees and contributed surplus.

11.	(Loss) earnings per share

(Loss)     earnings per share is calculated based on the weighted average number of shares outstanding during the three month period ended April 30, 2003 of 36,938,581 (2002 – 29,147,608) and during the nine month period ended April 30, 2003 of 34,540,142 (2002 – 25,918,288). Escrow shares are not included in the weighted average number of shares outstanding.

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

12.	Supplemental cash flow information

Period Ended April 30	Three Months 2003	Three Months 2002	Nine Months 2003	Nine Months 2002
Change in non-cash operating working capital:
Receivables	$(303,955)	$(58,786)	$(296,901)	$(36,305)
Prepaids	--	(1,888)	--	(1,794)
Payables and accruals	230,623	18,365	735,271	(17,926)

	$(73,332)	$(42,309)	$ 438,370	$(56,025)

Interest and income taxes paid:
Interest	$ Nil	$ Nil	$ Nil	$ Nil

Income taxes	$ Nil	$ Nil	$ Nil	$ Nil

	April 30 2003	July 31 2002

Cash and cash equivalents consist of:
Cash on hand and balances with banks	$ 933,479	$1,398,305
Temporary money market instruments	2,499,635	5,000,000

	$3,433,114	$6,398,305

13.	Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

April 30	Three Months 2003	Three Months 2002	Nine Months 2003	Nine Months 2002

Management fees	$ 38,392	$ 9,000	$ 38,392	$ 27,000
Mineral property exploration
expenditures	--	10,385	79,107	34,615
Promotional fees	--	9,462	--	34,538
Professional fees	19,878	128,031	122,301	290,237

	$ 58,270	$156,878	$160,693	$386,390

At April 30, 2003 the Company had bonuses payable to directors of $100,000.

During the period, the Company sold equipment to a company controlled by a Director in exchange for a note receivable in the amount of $809,045 (Note 4).

Gammon Lake Resources Inc. Notes to the Interim Consolidated Financial Statements (Unaudited) April 30, 2003 and 2002

14.	Financial instruments

At April 30, 2003, the Company’s financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos and the Company’s long term debt is denominated in United States dollars and are translated at the period end based on the Company’s accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.

The Company estimates that the fair value of its cash and cash equivalents, receivables, investment in affiliated company and payables approximate their carrying values. There is no satisfactory market for the Company’s long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

15.	Subsequnt Event

The Company has obtained a collateral lien as security on the note receivable from affiliated company.